July 22, 2019

Robert Mikkelson
Chief Financial Officer
Item 9 Labs Corp.
1709 East Bethany Home Road
Phoenix, AZ 85016

       Re: Item 9 Labs Corp.
           Registration Statement on Form 10-12G
           Filed June 27, 2019
           File No. 000-54730

Dear Mr. Mikkelson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed June 27, 2019

Business, page 3

1. Please reconcile your disclosure that the corporate structure chart illustrates your "wholly-
      owned subsidiaries" with the disclosure on page 37 that you acquired a "20% ownership in Strive Management, LLC", on page F-6 that you "will acquire an additional 31%
      ownership of Strive Management upon the approval from the State of Nevada to operate the cultivation and processing facility" and on page F-11 that you hold a "variable interest in Strive Management due to the Company being its sole source of capital." We also note your disclosure on page 37 and elsewhere that "the Company is expected to own only
      51% of the Nevada operations". Please ensure that the chart and all relevant disclosure clearly shows any business interests that are not wholly-owned and disclose the current ownership interests.
 Robert Mikkelson
FirstName LastNameRobert Mikkelson
Item 9 Labs Corp.
Comapany NameItem 9 Labs Corp.
July 22, 2019
Page 2
July 22, 2019 Page 2
FirstName LastName
2. Consistent with your disclosure on F-11 and elsewhere, please discuss your agreement to
         "raise $4,000,000 on Strive Management's behalf through promissory note agreements that the Company will guarantee" and file your agreement with Strive Management, LLC as an exhibit.
Strategy of our Brands, page 6

3. Please reconcile your disclosure here that your business "operates 50 acres" with your disclosure on the previous page that you currently utilize five acres and intend to implement the remaining 45 acres.
Government Regulation of Cannabis, page 8

4. Please reconcile your disclosure here that you "do not currently directly harvest, distribute or sell cannabis" with the disclosure on page 5 that your business "produces premium cannabis and cannabis related products" and "currently offer more than 300 products".
Executive Compensation, page 31

5. Please disclose the annual salary of Mr. Skalla in footnote (3) to the summary compensation table. Refer to Item 402(m)(3) of Regulation S-K.
Notes to Condensed Interim Consolidated Financial Statements
Note 2 - Asset Acquisition, page F-24

6. We note your disclosure that on November 26, 2018, you completed an asset acquisition of the majority of the assets of Arizona DP Consulting, LLC and in accordance with ASC
         805, Business Combinations, you accounted for the acquisition of Arizona DP Consulting,
         LLC using the acquisition method of accounting with the purchase price allocated to specific identifiable intangible assets at their respective fair values at the date of acquisition. Please clarify your disclosure as to whether this acquisition was a asset acquisition or a business combination as it appears that you have applied the guidance for a business combination. If you believe that this is an asset acquisition, tell us how the amount recorded for goodwill is appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Mikkelson
Item 9 Labs Corp.
July 22, 2019
Page 3

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameRobert Mikkelson                       Sincerely,
Comapany NameItem 9 Labs Corp.
                                                         Division of
Corporation Finance
July 22, 2019 Page 3                                     Office of
Transportation and Leisure
FirstName LastName